RASA, INC.

AUDITED FINANCIAL STATEMENTS FOR THE YEARS
ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

DATE ISSUED: 19 July 2021

RASA, INC.

Audited Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

CONTENTS OF REPORT



Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT AUDITOR'S REPORT

To the Members of RASA, INC.,

907 12th St

Boulder, CO 80302

I have audited the accompanying financial statements of RASA, INC., which comprise the Balance Sheet as of December 31, 2020, and December 31, 2019, and the related Statements of Income, Changes in Members' Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of RASA, INC. as of December 31, 2020, and December 31, 2019, and the results of its operations and cashflows for the years then ended in conformity with U.S. generally accepted accounting principles.

Other Matters

Management capitalized inventory costs for calendar years 2019 and 2020 in compliance with U.S. GAAP during 2021 and as detailed in note 'Inventories' on page 16, a 7% increase in value is not supported by appropriate documentation. Considering Management's justification for not providing the relevant documentation, as well as the materiality levels, the over-all state of the books and the Company's operational processes and subsequent to exercising professional judgement, this matter was deemed to not provide a sufficient basis to issue a qualified or a disclaimer audit opinion.



07/19/2021

RASA, INC.

BALANCE SHEET
AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Assets			
Current assets:			
Cash and cash equivalents	$	33,225	36,696
Prepaid expenses		93,897	-
Accounts receivable		9,171	3,546
Inventory		974,766	515,801
Other current assets		12,599	9,813
Total current assets		**1,123,658**	**565,856**
Non-current assets:			
Fixed Assets:			
Computers and Equipment		32,503	28,245
Less accumulated depreciation		(22,773)	(14,799)
Total Fixed Assets		**9,730**	**13,446**
Intangible assets:			
Direct-response advertisement		744,901	336,502
Less accumulated amortization		(490,226)	(168,251)
Total intangible assets		**254,675**	**168,251**
Total non-current assets		**264,405**	**181,697**
Total Assets	$	**1,388,063**	**747,553**
Liabilities & Members' Equity			
Current liabilities:			
Credit Cards	$	98,965	17,482
Taxes Payable		12,026	16,531
Accounts payable		163,273	71,555
Total current liabilities		**274,264**	**105,568**
Non-current Liabilities:			
SBA-Paycheck protection program (PPP) loan		30,638	-
Total non-current liabilities		**30,638**	**-**
Total Liabilities:		**304,902**	**105,568**

BALANCE SHEET

(Continued)

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Equity:			
Owners' Contributions	$	1,565,987	1,127,203
Owners' Withdrawals		(17,889)	(16,103)
Accumulated Profits (losses)		(496,967)	(19,935)
Net income (loss)		32,030	(477,032)
Prior period adjustment		-	27,852
Total Equity:		**1,083,161**	**641,985**
Total Liabilities & Equity		**1,388,063**	**747,553**

The accompanying notes are an integral part of these financial statements.

RASA, INC.

STATEMENT OF INCOME
FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		2020	2019
Revenue:			
Sales revenue	$	4,033,874	1,908,779
(Less Discounts)		(688,850)	(27,066)
(Less Refunds)		(8,594)	(26,557)
Other revenue		165,811	11,062
Total revenues		**3,502,241**	**1,866,218**
Cost of Goods Sold:		1,623,509	1,408,648
Gross Profit:		**1,878,732**	**457,570**
Expenses:			
Salaries, Benefits & Payroll taxes		547,255	247,552
Recruitment		30,285	12,775
Contractors		102,905	28,327
Consulting		-	27,646
Events & Conferences		-	6,884
Product development		3,713	-
IT software & consumables		68,300	35,897
Insurance		6,360	5,563
Royalties		21,300	4,007
Legal & Professional Services		78,717	35,661
Advertising & Marketing		445,411	254,285
Travel		16,830	8,908
Meals & Entertainment		5,937	6,607
Professional development		43,222	13,128
Rent & Lease		64,668	33,737
Office supplies		12,014	26,445
Bank Charges & Fees		1,623	2,337
Interest expenses		1,242	-
Utilities		9,688	3,954
Depreciation		7,974	7,036
Licenses and fees		6,480	-
Research & Development		24,495	-
Repairs & Maintenance		2,147	1,329
Donations & Gifts		1,248	1,010
Miscellaneous expenses		32,708	7,874
Amortization		321,975	168,251
Total Expenses		1,856,497	939,213
Income (loss) from operations		**22,235**	**(481,643)**

STATEMENT OF INCOME

(Continued)

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	2020	2019
Other Income (Expenses):		
Credits & Rewards	9,606	4,394
Other Income	189	217
Total Other Income (expenses)	9,795	4,611
Net income (loss) for the year	**32,030**	**(477,032)**

The accompanying notes are an integral part of these financial statements.

RASA, INC.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	Owners' Contributions	Owners' Withdrawals	Retained Earnings (accumulated deficit)	Prior Period Adjustment	Total
Beginning Balance, December 31, 2018	577,627	(1,467)	(19,935)	-	**556,225**
Owners' Contributions	549,576	-	-	-	549,576
Owners' Withdrawals	-	(14,636)	-	-	(14,636)
Net income (loss)	-	-	(477,032)	-	(477,032)
Prior Period Adjustment	-	-	-	27,852	27,852
Ending Balance, December 31, 2019	**1,127,203**	**(16,103)**	**(496,967)**	**27,852**	**641,985**
Owners' Contributions	438,784	-	-	-	**438,784**
Owners' Withdrawals	-	(1,786)	-	-	**(1,786)**
Net income (loss)	-	-	32,030	-	**32,030**
Prior Period Adjustment	-	-	-	(27,852)	**(27,852)**
Ending Balance, December 31, 2020	**1,565,987**	**(17,889)**	**(464,937)**	**-**	**1,083,161**

The accompanying notes are an integral part of these financial statements.

RASA, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Cash flow From Operating Activities:			
Net income (loss)	$	32,030	(477,032)
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation		7,974	7,036
Amortization		321,975	168,251
Changes in:			
Prepaid expenses		(93,897)	-
Accounts Receivable		(5,625)	(9,906)
Inventory		(458,965)	(1,581)
Credit Cards		81,483	14,312
Taxes Payable		(4,505)	11,782
Accounts Payable		91,718	73,080
Net cash provided (used) by operating activities		**(27,812)**	**(214,058)**
Cash flow From Investing Activities:			
Purchase of fixed assets		(4,258)	(2,994)
Direct-response advertisement		(408,399)	(336,502)
Net cash provided (used) by investing activities		**(412,657)**	**(339,496)**
Cash flow from Financing Activities			
Owners' Contributions		438,784	549,576
Owners' Withdrawals		(1,786)	(14,636)
Net cash provided (used) by financing activities		**436,998**	**534,940**
Increase (decrease) in Cash		(3,471)	(18,614)
Cash, beginning of year		36,696	55,310
Cash, end of year	$	**33,225**	**36,696**

The accompanying notes are an integral part of these financial statements.

About the Company & its Nature of operations

RASA, INC. ('the Company'), is a Colorado Corporation formed on November 11, 2015, as Rasa Koffee LLC before converting into a corporation on April 29, 2019, under the name Rasa Koffee Inc. before eventually changing its name to RASA, INC. on December 2, 2019. The Company produces and sells coffee alternative products brewed using a mix of dried adaptogenic herbs as its blend.

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States (the primary location of operations). A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020, and December 31, 2019.

Inventory

Inventories mainly consist of raw ingredients and finished goods and are stated at the lower of cost or market, with cost principally determined using average cost methods.

Management capitalized inventory costs for the calendar years 2019 and 2020 during 2021 in compliance with U.S. GAAP.

The schedule below demonstrates the composition of inventories as of December 31, 2020, and December 31, 2019.

	As of December 31, 2020 ($)	As of December 31, 2019 ($)
Raw ingredients	496,984	351,549
Finished Goods	439,888	157,207
Inventory held at third parties	37,894	7,045
Totals	**974,766**	**515,801**

During the course of the audit, Management has provided supporting documentation detailing inventory items, units on hand and average cost which cover $909,124 in inventory value as of December 31, 2020. Inventories were increased by $65,642 after it was deemed that they were undervalued. Management has not provided supporting documentation for this approximately 7% increase in value.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over

Management's estimate of each asset's useful life. Computers are depreciated over a useful life of 5 years and Equipment is depreciated over a useful life of 4 years.

Direct-response advertisement

FASB's Statement of Position 93-7, Reporting on Advertising Costs states that advertising costs should be expensed, either as they are incurred or the first time the advertising takes place. SOP 93-7 provides the following two exceptions: (1) Direct response advertising that meets certain criteria should be capitalized. (2) A company's obligation for advertising expenditures it will make subsequent to recognizing revenues related to those costs should be accrued and the costs expensed when the company recognizes the related revenues.

A portion of the Company's advertisement expenditures in 2019 and 2020 have been capitalized and amortized over a 3-year useful life. The capitalized expenditures satisfy the following conditions: (1) Their primary purpose is to elicit sales from customers who can be shown to have responded specifically to the advertising. (2) They result in probable future economic benefit.

For the years 2019 and 2020, the company capitalized $336,502 and $408,399, respectively. Based on Management's experience with direct response advertisement, 50% of capitalized costs are amortized within the same year the costs are incurred, 35% of the costs are amortized in the following year and 15% of the costs are amortized in the third year. The future economic benefit from capitalized advertisement tends to fluctuate from year to year.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors as 'Accounts payable'.

Advertising & Marketing

Advertising and Marketing costs which are not recognized as 'direct response advertisement' are expensed as incurred and consist of payments to various vendors for services/products to promote the Company.

Rent & Lease

This account primarily consists of storage and warehouse related expenses incurred to various warehouses service providers and third-party logistics (3PL) companies.

Income taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2019. Net operating losses will be carried forward to reduce taxable income in future years.

The Company is subject to state tax filing requirements in the State of Colorado.

SBA- Paycheck protection program loan

The U.S. Small Business Administration (SBA) launched the Paycheck Protection Program (PPP) during 2020 as a response to COVID-19 to help small businesses maintain payrolls and continue operations. The SBA PPP loan bears an interest rate of 1% and has a maturity of 2 years. The loan is potentially fully forgivable provided that it was used solely to cover eligible expenses. As of March 31, 2021, the SPA PPP loan of $30,638 had not been forgiven and it remains a liability.

Equity

Under the articles of incorporation, the Company is authorized to issue Common Stock. The total number of shares of Common stock that the Company is authorized to issue is two million two hundred fifty thousand (2,250,000) shares at no par value with 200,000 shares designated as non-voting common stock and 2,050,000 shares designated as Voting common stock.

Common Stock

As of December 31, 2020, and December 31, 2019, the total number of shares of Common Stock issued and outstanding was 1,240,447 and 1,175,544, respectively.

Equity Incentive plans

The Company's Board of Directors adopted a Stock Option and Purchase Plan during 2019 and Options granted under the Plan are intended to be Incentive Stock Options within the meaning of Section 422 of the Internal Revenue Code (IRC). The option will be treated as non-statutory stock option in the event that it does not qualify as an incentive stock option under IRC section 422.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0 as is the case for 2019 and 2020.

As of December 31, 2020, and December 31, 2019, the number of options granted under this plan was 32,697 and 21,000 respectively.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events

During 2021, the Company underwent a corporate restructuring process, converting from an S corporation to a C corporation. The Company transferred all assets and liabilities to Adaptogens, PBC on the 15th of July. Additionally, as per Management, the Company has received $875,500 in cash including an investment of $63,000 from a minority shareholder and a zero-interest line of credit of one year duration for $750,000 of which it has drawn $200,000.

The Company evaluated subsequent events through July 19th, 2021, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.